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Ex. (a)(5)(v)

FRANCIS M. GREGOREK (144785)
gregorek@whafh.com
BETSY C. MANIFOLD (182450)
manifold@whafh.com
RACHELE R. RICKERT (190634)
rickert@whafh.com
WOLF HALDENSTEIN ADLER
    FREEMAN & HERZ LLP
Symphony Towers
750 B Street, Suite 2770
San Diego, CA 92101
Telephone: 619/239-4599
Facsimile: 619/234-4599

Attorneys for Plaintiff

UNITED STATES DISTRICT COURT

FOR THE NORTHERN DISTRICT OF CALIFORNIA

SAN FRANCISCO DIVISION

JOSEPH WEISS, individually and on behalf of all others similarly situated, Plaintiff, v. KUDELSKI SA, KUDELSKI INTERACTIVE CAYMAN, LTD., and ANDRÉ KUDELSKI, Defendants.	) ) ) ) ) ) ) ) ) ) ) )	CASE NO. CV 09 5093 JSW CLASS ACTION COMPLAINT JURY TRIAL DEMANDED

CLASS ACTION COMPLAINT

        Plaintiff Joseph Weiss, individually and on behalf of all others similarly situated, by his attorneys, alleges upon personal knowledge as to his own acts and upon information and belief as to all other matters, as follows:

SUMMARY

        1.     Plaintiff brings this class action against Kudelski SA ("KSA"), Kudelski Interactive Cayman, Ltd. ("KIC"), and André Kudelski (collectively, "Defendants"), on behalf of the public shareholders of OpenTV Corp. ("OpenTV" or the "Company"), other than Defendants and their affiliates, to enjoin the pending buyout offer, initiated on October 5, 2009, by KIC to purchase all outstanding Class A shares of OpenTV not already owned by Defendants for $1.55 per share (the "Buyout Transaction" or "Tender Offer"), pursuant to a flawed process and a grossly inadequate offer price. The Buyout Transaction is scheduled to expire on November 6, 2009. Alternatively, in the event that the Buyout Transaction is consummated, Plaintiff seeks to recover damages caused by Defendants' breach of fiduciary duties.

        2.     KSA, together with its wholly owned affiliates (collectively, the "Kudelski Group"), presently owns approximately 13.4% of the outstanding Class A shares of the Company and 100% of the Company's outstanding Class B ordinary shares, together, representing 77.2% of the total voting power of the Company. Plaintiff seeks equitable relief relating to the Tender Offer because Defendants have structured it in such a way that is unfair to Plaintiff and the other public shareholders of OpenTV. Moreover, Defendants' offer is inadequate and seeks to improperly coerce the public shareholders into tendering their shares, despite the grossly inadequate consideration offered. Further, the "Schedule TO" Defendants filed with the U.S. Securities and Exchange Commission ("SEC") on October 5, 2009, comprised of Defendants' Tender Offer Statement and the Rule 13e-3 Transaction Statement, in connection with the Buyout Transaction, contains insufficient information to allow the public shareholders to make an informed decision to tender their shares.

        3.     The Buyout Transaction and the acts of Defendants, as more particularly alleged herein, constitute a breach of Defendants' fiduciary duties to Plaintiff and the Class, as well as a violation of applicable legal standards governing Defendants herein.

THE PARTIES

Plaintiff

        4.     Plaintiff Joseph Weiss is, and has been at all relevant times, a shareholder of OpenTV Class A shares. Plaintiff is a resident of New York.

Defendants

        5.     Defendant Kudelski SA ("KSA," together with its wholly owned subsidiaries, the Kudelski Group) describes itself as "a world leader in digital security and convergent media solutions for the delivery of digital and interactive content." KSA is a public limited company organized under the laws of Switzerland, with its principal place of business at 22-24, Route de Genève, Casse Postale 134, 1033 Cheseaux, Switzerland. KSA is a citizen of Switzerland.

        6.     Defendant Kudelski Interactive Cayman, Ltd. ("KIC") is a wholly-owned subsidiary of KSA and an exempt company organized under the laws of the Cayman Islands, with its principal place of business at 22-24, Route de Genève, Casse Postale 134, 1033 Cheseaux, Switzerland. KIC is therefore a citizen of both the Cayman Islands and Switzerland pursuant to 28 U.S.C. § 1332(c)(1). KIC is the entity making the offer to purchase all OpenTV Class A shares not owned by the Kudelski Group.

CLASS ACTION COMPLAINT

        7.     Defendant André Kudelski has been a director of KSA since 1987, Chairman of the KSA Board since 1991, and Chief Executive Officer ("CEO") since 1991. Mr. Kudelski has been a director of OpenTV since January 2007, and Executive Chairman of the OpenTV Board since March 2007. Upon information and belief, Mr. Kudelski is a citizen and resident of Switzerland, and maintains his principal business address at 22-24, Route de Genève, Casse Postale 134, 1033 Cheseaux, Switzerland. According to the Schedule TO, "Kudelski may be deemed to be the beneficial owner of the [Class A shares] beneficially owned by [KSA] through his control of a majority of the voting securities of [KSA]."

        8.     By reason of their positions as directors and/or controlling shareholders of OpenTV, and because of their ability to control the business and corporate affairs of OpenTV, Defendants, owed OpenTV and its shareholders fiduciary obligations of good faith, loyalty, and candor, and were required to use their utmost ability to control and manage OpenTV in a fair, just, honest, and equitable manner. Defendants were required to act in furtherance of the best interests of OpenTV and its shareholders so as to benefit all OpenTV shareholders equally and not in furtherance of their personal interest or benefit or the interests or benefits of others. Each Defendant owed to OpenTV and its shareholders the fiduciary duty to exercise good faith and diligence in the administration of the affairs of the Company and in the use and preservation of its property and assets, and the highest obligation of fair dealing. In addition, Defendants owed a fiduciary duty to the Company's shareholders to not use their controlling position to wrongfully benefit themselves at the public shareholders' expense.

Non-Party Entities

        9.     OpenTV describes itself as a provider of advanced digital television solutions for creating and delivering viewing experiences to consumers of digital content worldwide. The Company's software enables cable, satellite, telecommunications, and digital terrestrial operators to offer enhanced television experiences to its viewers. OpenTV is incorporated in Tortola, British Virgin Islands, and is headquartered at 275 Sacramento Street, San Francisco, California 94111. OpenTV trades on the NASDAQ under the symbol "OPTV."

JURISDICTION AND VENUE

        10.   This Court has jurisdiction under 28 U.S.C. § 1332(a)(2), because Plaintiff and Defendants are citizens of different states, Defendants are all citizens of foreign countries and the amount in controversy exceeds $75,000, exclusive of interest and costs. This action is not a collusive action designed to confer jurisdiction on a court of the United States that it would not otherwise have.

        11.   This Court has jurisdiction over Defendants because they conduct business in California, including, but not limited to, the conduct at issue herein, the Tender Offer involving of OpenTV, which is headquartered in San Francisco, California, or because they have sufficient minimum contacts with California to render the exercise of jurisdiction by the California courts permissible under traditional notions of fair play and substantial justice.

        12.   Venue is proper in this Judicial District because the conduct at issue took place and had an effect in this District. OpenTV's headquarters and principal place of business is in this District at 275 Sacramento Street, San Francisco, California 94111.

CLASS ACTION COMPLAINT

CLASS ACTION ALLEGATIONS

        13.   Plaintiff brings this action individually and as a class action on behalf of all shareholders of OpenTV (except Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants) or their successors in interest, who have been or will be adversely affected by the conduct of Defendants alleged herein (the "Class").

        14.   This action is properly maintainable as a class action for the following reasons:

          a.     The Class of shareholders for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable. As of June 30, 2009, there were over 107 million shares of OpenTV's Class A shares outstanding owned by thousands of shareholders other than Defendants. Moreover, the Company's stock is listed and actively traded on the NASDAQ Global Market.

          b.     There are questions of law and fact which are common to members of the Class and which predominate over any questions affecting any individual members. The common questions include, inter alia, the following:

            i.      Whether Defendants breached their fiduciary and other common law duties owed by them to Plaintiff and the Class;

            ii.     Whether Defendants are pursuing a scheme and course of business designed to eliminate the public shareholders of OpenTV in violation of their fiduciary duties in order to enrich themselves at the expense and to the detriment of Plaintiff and the Class;

            iii.    Whether the Buyout Transaction constitutes a breach of the duty of fair dealing with respect to Plaintiff and the Class;

            iv.    Whether the Tender Offer is coercive; and

            v.     Whether the Class is entitled to injunctive relief and/or damages as a result of the wrongful conduct committed by Defendants.

        15.   Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interest as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

        16.   Plaintiff anticipates that there will not be any difficulty in the management of this litigation.

        17.   For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this action.

CLASS ACTION COMPLAINT

FACTUAL ALLEGATIONS

History of Defendants' Relationship With OpenTV

        18.   On January 16, 2007, KIC purchased 6,533,951 Class A shares and Kudelski Interactive USA, Inc., a wholly-owned subsidiary of KSA, purchased 30,206,154 Class B ordinary shares from affiliates of Liberty Media Corporation (the former controlling shareholder of the Company). As a result of that transaction, Defendants acquired control of OpenTV and have remained the controlling shareholders since that time.

        19.   In addition, between September 2007 and February 2008, KSA purchased a total of 7,902,197 Class A shares through open-market purchases. According to the Schedule TO, "Kudelski may be deemed to be the beneficial owner of the [Class A shares] beneficially owned by [KSA] through his control of a majority of the voting securities of [KSA]."

        20.   As of October 5, 2009, the date on which the Tender Offer was initiated, Defendants owned 14,436,148 of the outstanding Class A shares, representing approximately 13.4% of all such shares, and 100% of the outstanding Class B ordinary shares. All such Class A and Class B shares owned by the Kudelski Group together represent 32.3% of the all outstanding ordinary shares and approximately 77.2% of the total voting power of OpenTV.

Defendants' Proposed Buyout Transaction

        21.   KIC is the entity that is making the offer to purchase all OpenTV Class A shares not owned by the Kudelski Group.

        22.   On February 20, 2009, Mr. Kudelski advised Nigel (Ben) Bennett, CEO and director of OpenTV, that KSA viewed the possible acquisition of the remaining public shares not already owned by the Kudelski Group as a "potentially attractive option for all concerned, including the Company's shareholders, employees, customers and partners." See OpenTV, Solicitation/Recommendation Statement (Schedule 14D-9) (10/20/2009) ("10/20/2009 Schedule 14D-9"). Mr. Kudelski informed Mr. Bennett that KSA had not yet decided whether it would make a proposal to acquire the public shares, but would like to discuss the possibility further at an upcoming OpenTV Board meeting.

        23.   At the OpenTV Board meeting held on February 23 and 24, 2009, Mr. Kudelski discussed with the OpenTV Board KSA's potential consideration of the acquisition of the remaining public shares.

        24.   On February 25, 2009, the Company held a conference call announcing its financial results for the quarter and year ended December 31, 2008.

        25.   On February 26, 2009, Mr. Bennett received a call from Mr. Kudelski during which Mr. Kudelski informed Mr. Bennett that KSA intended to submit a written expression of interest to OpenTV to acquire the public shares not already owned by the Kudelski Group at a price of $1.35 per share. Mr. Kudelski also spoke with Joseph Deiss and Eric J. Tveter, both independent directors of the OpenTV Board, to inform them of this proposal. See 10/20/2009 Schedule 14D-9.

        26.   Then, on this same day, the OpenTV Board received a written proposal from Mr. Kudelski, on behalf of KSA, to acquire the public shares not already owned by the Kudelski Group for $1.35 per share in cash. In the proposal, KSA stated that it was interested only in the proposed transaction and would not sell its ownership in OpenTV. The proposal stated that it was not subject to a financing condition and that the Kudelski Group expected that a special committee of independent directors of the Company would be formed to evaluate the proposal. Id.

CLASS ACTION COMPLAINT

        27.   On February 27, 2009, KSA filed an amendment to its Schedule 13D publicly disclosing its proposal. See OpenTV, Amendment (Schedule 13D/A) (2/27/09) ("2/27/2009 Amendment to Schedule 13D/A"). OpenTV also issued a press release stating that it had received KSA's proposal and that the Company's Board of Directors would meet to consider it. Id.

        28.   Later in the day on February 27, 2009, Mark Beariault, the Senior Vice President, General Counsel of OpenTV, and representatives of Baker Botts LLP, outside counsel to the Company, spoke with representatives of Cooley Godward Kronish LLP, outside counsel to KSA, to discuss the proposal and the creation of a special committee of the OpenTV Board to consider the proposal. See 2/27/2009 Amendment to Schedule 13D/A.

        29.   On March 4, 2009, the OpenTV Board announced the formation and composition of a special committee, consisting of directors Joseph Deiss, Jerry Machovina, and Eric J. Tveter, each of whom were independent directors of the Company and members of the Company's audit committee (the "Special Committee"). The Special Committee was authorized to exercise the power of the OpenTV Board with respect to the consideration and negotiation of the proposal by KSA or any revised proposal, including the authority to negotiate with KSA and the Kudelski Group and to accept or reject KSA's proposal. See Press Release, OpenTV, OpenTV Establishes a Special Committee to Review the Proposal by Kudelski SA (March 4, 2009) (available at: http://www.opentv.com).

        30.   On March 11, 2009, Mr. Kudelski, in his capacity as Executive Chairman of the OpenTV Board, met with the Company's executive team to discuss the Company's 2008 performance, the current forecasts for 2009 and general corporate strategic matters relating to the Company. He also had general discussions with members of management regarding the impact of KSA's proposal on the Company's investors, business, customers, partners and employees. Id.

        31.   On April 2, 2009, Reuters.com published an article titled: "Discovery Group says Bid for OpenTV by Kudelski Group Must be Revised Substantially Higher." The article discusses a letter sent by OpenTV's largest independent shareholder, Discovery Group, to the OpenTV Board. In the letter, Discovery Group stated its belief that the KSA proposal to buy the remaining shares of OpenTV for $1.35 per share is both "egregiously inadequate" and "predatory." Moreover, Discovery Group asserted that the offer takes unfair advantage of the unprecedented weakness in the stock market and the poor operating performance and management turnover at OpenTV since Mr. Kudelski assumed control in 2007. In conjunction with the letter, Discovery Group submitted to the OpenTV Board an extensive fair value analysis that it had also presented to the Special Committee. Based on Discovery Group's evaluation of nine distinct business valuation measures, it estimated the fair value of OpenTV's Class A shares to be in the range of $2.00 to $2.50 per share.

        32.   As a result, in this same letter, Discovery Group urged the OpenTV Board to reject KSA's original proposal but to negotiate in good faith toward a fair transaction value. "Absent a transaction, Discovery believes the relationship between Kudelski and OpenTV is destined to be plagued by conflicts-of-interest." The Reuters.com article quotes Dan Donoghue, a partner at Discovery Group, as stating: "We have witnessed what we deem to be a troubling pattern of behavior at the OpenTV Board that appears to put Kudelski's interests ahead of those of the public shareholder."

CLASS ACTION COMPLAINT

        33.   The OpenTV Board met on April 3, 2009, to receive an update on the Special Committee's progress in evaluating KSA's proposal. Among other things, Mr. Tveter stated that meetings being held by representatives of the Kudelski Group with shareholders of OpenTV might have the effect of complicating the Special Committee's consideration of KSA's proposal. The OpenTV Board therefore requested that Mr. Kudelski, in his capacity as Executive Chairman of OpenTV Board, request that the Kudelski Group cease communications between representatives of the Kudelski Group and shareholders of the Company until such time as the Special Committee had formed a view regarding KSA's proposal. See 10/20/2009 Schedule 14D-9.

        34.   Following up on the request made during the April 3rd OpenTV Board meeting, on April 11, 2009, Mr. Tveter, on behalf of the Special Committee, sent Mr. Kudelski a letter again requesting that Mr. Kudelski communicate to the Kudelski Group that it cease all communications with OpenTV shareholders until such time as the Special Committee completed its process of evaluating KSA's proposal. Id.

        35.   On May 4 and 5, 2009, the OpenTV Board held a meeting at which members of the Special Committee stated they would not engage in negotiations with KSA at the proposed $1.35 per share price. Mr. Kudelski conveyed a willingness on behalf of KSA to increase the price somewhat but not significantly. Id.

        36.   Shortly after, at or around May 6, 2009, Messrs. Tveter and Kudelski had a conversation in which Mr. Kudelski expressed some willingness to consider a proposal at $1.50 per share and Mr. Tveter stated that he believed that the price should be at or above $2.00 per share for the Special Committee to consider. Id.

        37.   On June 3, 2009, the Special Committee issued a press release rejecting KSA's proposal as inadequate and not in the best interests of OpenTV and its shareholders.

        38.   On June 4, 2009, the Kudelski Group issued a press release that commented on the rejection of KSA's proposal by the Special Committee, and announced that the Kudelski Group was withdrawing its proposal and terminating discussions with the Special Committee.

        39.   Then, on October 4, 2009, KIC notified OpenTV of its intent to launch the Tender Offer by providing a copy of the press release announcing commencement of the Tender Offer via email to members of the OpenTV Boards.

        40.   On October 5, 2009, the Kudelski Group publicly announced that KIC had commenced the Tender Offer to acquire all outstanding Class A shares of OpenTV not already owned by the Kudelski Group for $1.55 per share, and filed with the SEC a tender offer statement on Schedule TO and an amendment to its Schedule 13D.

        41.   According to the press release issued by KIC, the Tender Offer is scheduled to expire at 5:00 pm (EST) on Friday, November 6, 2009, unless extended. "The commencement and consummation of the tender offer does not require the approval or recommendation of the OpenTV board, and Kudelski has not asked the OpenTV board to approve the tender offer." See Press Release, Kudelski Group, Kudelski Commences Tender Offer to Acquire OpenTV for U.S. $1.55 per Share in Cash (Oct. 5, 2009) (available at: www.kudelski.com).

CLASS ACTION COMPLAINT

        42.   The Kudelski Group issued a contemporaneous press release announcing the proposed Buyout Transaction, also on October 5, 2009, which stated as follows:

  The Kudelski Group (SIX: KUD.VX) today announced that its wholly owned subsidiary, Kudelski Interactive Cayman, Ltd., has commenced a tender offer to acquire all outstanding Class A shares of OpenTV Corp. (NASDAQ: OPTV) not owned by Kudelski or its subsidiaries for US$1.55 per share in cash. Kudelski's offer is not conditioned on a minimum number of Class A shares being tendered. The offer price provides a meaningful premium to recent trading values of the Class A shares and represents:

  •
  a 17% premium to the closing price of the Class A shares of $1.33 on October 2, 2009, the last trading day prior to the date on which the offer was commenced;

  •
  a 17% premium to the average closing price of the Class A shares from June 4, 2009, the day on which Kudelski withdrew its proposal to acquire the outstanding Class A shares of OpenTV not owned by Kudelski or its affiliates at $1.35 per share, up to and including October 2, 2009;

  •
  a 55% premium to the closing price of the Class A shares on February 26, 2009, the last trading day prior to the date of the announcement of Kudelski's proposal to acquire the outstanding Class A shares of OpenTV not owned by Kudelski or its affiliates at $1.35 per share; and

  •
  a premium of approximately 42% to the enterprise value implied by the closing price of the Class A shares on October 2, 2009, the last trading day prior to the date on which the offer was commenced and a premium of approximately 190% to the enterprise value implied by the closing price of the Class A shares on February 26, 2009, the last trading day prior to the date of the announcement of Kudelski's proposal to acquire the outstanding Class A shares of OpenTV not owned by Kudelski or its affiliates at $1.35 per share.

  Kudelski said its all cash offer provides OpenTV shareholders immediate liquidity at a superior value to OpenTV's future prospects, particularly given OpenTV's current scale and R&D challenges and the significant amount of new investment required for OpenTV to remain competitive as a standalone, publicly-traded company. In addition to delivering fair value to shareholders of OpenTV, Kudelski believes the combination is in the best interest of OpenTV's employees, customers and partners because of Kudelski's commitment to the sustainability of the business and Kudelski's ability to invest in R&D and growth to ensure OpenTV has a strong future in the context of an intensely competitive environment.

  The tender offer and withdrawal rights are scheduled to expire at 5:00 pm New York City time on Friday, November 6, 2009, unless extended. Kudelski and its subsidiaries currently own approximately 13.4% of OpenTV's outstanding Class A shares and 100% of OpenTV's outstanding Class B shares, which together represent approximately 32.3% of the total outstanding shares of OpenTV and 77.2% of the voting power of OpenTV's shares. Kudelski plans to finance the transaction through a credit facility, as well as from available cash held by Kudelski and its subsidiaries. The commencement and consummation of the tender offer does not require the approval or recommendation of the OpenTV board, and Kudelski has not asked the OpenTV board to approve the tender offer.

        43.   OpenTV did not issue a press release in response to the Buyout Transaction.

CLASS ACTION COMPLAINT

        44.   However, during the period from October 5 until October 8, 2009, discussions were held with the independent directors on the OpenTV Board regarding the Tender Offer and their fiduciary duties with respect to the Tender Offer. See 10/20/2009 Schedule 14D-9.

        45.   On October 9, 2009, only a few days following the announcement of the Buyout Transaction, OpenTV announced in a filing with the SEC that just two days earlier, on October 7, 2009, Mr. Tveter had resigned as a member of the OpenTV Board. Mr. Tveter was an independent director who served as the chairman of the Company's audit committee, as well as a member of the aforementioned Special Committee that was formed to consider—and subsequently rejected—the Kudelski Group's initial February 26th proposal. No reason was given for Mr. Tveter's resignation.

        46.   More recently, on October 20, 2009, OpenTV filed a Schedule 14D-9 Solicitation/Recommendation Statement with the SEC in response to the Tender Offer. In this filing, the OpenTV Board expressed no opinion as to whether the public shareholders should tender their shares pursuant to the proposed Tender Offer. Thus, the Company "is remaining neutral" as to the Tender Offer. Also, the OpenTV Board made no determination whether the Tender Offer is fair to and in the best interest of the shareholders, and is making no recommendations regarding whether the public shareholders should accept the Tender Offer and tender their shares. However, the OpenTV Board did urge each public shareholder to make its own decision regarding the Tender Offer based on all of the available information, including the factors considered by the OpenTV Board, as described in the Schedule 14D-9:

  •
  the disclosures concerning the Company's business, financial condition, results of operations, prospects and competitive position that are set forth in the Company's filings with the SEC;

  •
  that the board of directors has not obtained a valuation opinion with respect to the Shares from an independent financial advisor and therefore cannot provide assurance that the $1.55 per Share Offer Price in the Offer to Purchase represents fair value for the Shares; and

  •
  that a special committee of the board of directors comprised of directors not affiliated with the Kudelski Group negotiated with the Kudelski Group from March 2009 until June 2009 in connection with a proposal by the Kudelski Group to acquire all of the Shares that it did not own for $1.35 per Share in cash and the special committee rejected such proposal as inadequate and not in the best interests of the Company and its shareholders.

Defendants' Tender Offer Is Coercive

        47.   On the same day the Buyout Transaction was announced, October 5, 2009, KIC filed the aforementioned Schedule TO containing its Offer to Purchase for Cash all Outstanding Class A shares (the "Offer to Purchase").

        48.   The Offer to Purchase contains substantial coercive threats as to what might happen to those OpenTV public shareholders who decide not to tender their shares:

  If following the consummation of the offer Kudelski SA and its wholly owned subsidiaries own ordinary shares of OpenTV Corp. representing 90% or more of the total voting power of the outstanding ordinary shares of OpenTV Corp., we will be eligible to and may cause OpenTV Corp. to redeem all Class A ordinary shares that remain outstanding following the offer and that are not owned by Kudelski SA or its wholly owed subsidiaries under Sections 176 and 179 of the British Virgin Islands Business Companies Act, 2004, as amended. If the offer is consummated and a subsequent redemption takes place, shareholders not tendering in the offer... will receive the per share consideration paid in the redemption, which would be the "fair value" of the Class A ordinary shares as determined by the directors of OpenTV Corp., in accordance with their fiduciary duties under the laws of the British Virgin Islands. (Emphasis added).

CLASS ACTION COMPLAINT

        49.   More specifically, the Offer to Purchase contains the following coercive factors:

  •
  The Kudelski Group threatens that if that it acquires 90% or more of the Company's shares in the Tender Offer, it may or may not cause OpenTV to acquire the remaining shares, but provides no assurances as to what price would be paid to nonaffiliated shareholders, including the Tender Offer's $1.55 per share price.

  •
  The Offer to Purchase states that a "subsequent redemption" would not take place either because: (i) the Kudelski Group does not end up owning 90% or more of the total voting power of OpenTV's shares or (ii) "because we decide not to cause a subsequent redemption to take place."

  •
  The Offer to Purchase represents that the Kudelski Group has "made no decision at this time as to whether we will cause the Company to redeem all Shares that remain outstanding following the Offer and that are not owned by the Kudelski Group, and we currently intend to make such a decision following the expiration of the Offer."

  •
  The Offer to Purchase states: "[n]o assurance can be given as to the price per Share that may be paid in any such future acquisition of Shares or the form of consideration that may be offered in any such future acquisition."

  •
  The Offer to Purchase threatens to de-list the Company's shares if the Kudelski Group acquires a majority of the Class A shares that it does not already own and decides not to cause a "subsequent redemption."

  •
  Defendants have communicated that they may, if they choose to do so, institute steps—where redemption does not occur—that may alter the essential tax characterization of the proceeds from the sale of OpenTV shares to ordinary income from long capital gain if OpenTV is treated as a Passive Foreign Investment Company. This possibility is more than theoretical as Defendant state: "...we intend to advocate through our board representation that OpenTV Corp. substantially increase its investment in next-generation solutions, which may require a substantial portion of OpenTV's currently available cash resources."

  •
  It also contains no minimum tender condition, such as conditioning the Tender Offer on the tender of a majority of the shares unaffiliated with the Kudelski Group.

Defendants' Tender Offer Is For Grossly Inadequate Consideration

        50.   Immediately after the announcement of the proposed Buyout Transaction, the Company's stock began trading above the offer price at over $1.55 per share (e.g., October 9, 2009 closing price was $1.58), demonstrating that the market does not believe that the Tender Offer will succeed at the current price.

        51.   The announcement of the Tender Offer comes only two months after OpenTV posted significantly improved second quarter results for fiscal year 2009. According to the Company's Chief Financial Officer ("CFO"), Shum Mukherjee, in the second quarter earnings call on August 6, 2009:

  •
  "Revenues inQ2 09 were $27.6 million, up $800,000 from revenues of $26.8 million in Q2 08";

  •
  "Net income in Q2 09 was $1.7 million, compared to breakeven net income in Q2 of 08";

  •
  "Our balance sheet and financial position remain strong. Our portfolio of cash, cash equivalents and marketable debt securities as of June 30, 2009 was $111 million compared to $100 million on June 30, 2008 and $103 million on December 31, 2008"; and

  •
  "[W]e continue to expect to be profitable at the net income level for full year 2009."

CLASS ACTION COMPLAINT

        52.   The $111 million in cash, cash equivalents, and marketable debt securities held by the Company as of June 30, 2009, represents over $1.18 per share of the over 93.4 million shares not owned by the Kudelski Group and over $1.02 per share when all approximately 107.9 million Class A shares are considered.

        53.   Back on February 25, 2009, OpenTV announced that it had reached full-year profitability for the first time in the Company's history. For 2008, the Company recorded $9.6 million in profit, as opposed to a loss of $5.2 million in 2007. Revenues increased dramatically during the same period from $6.5 million in 2007 to $116.5 million in 2008.

        54.   As recently as September 22, 2009, Kaufman Bros. instituted a "buy" rating on OpenTV and set as a target price $2.00 per share, as opposed to the $1.55 per share price of the Tender Offer. This $2.00 share price is the same valuation given by the Discovery Group, and conveyed to the OpenTV Board, back in April 2009 (discussed above).

        55.   Defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of OpenTV's public shareholders. As a result, Defendants have engineered and timed the Buyout Transaction to freeze out OpenTV's public shareholders and to allow themselves to capture the benefits of OpenTV's promising future potential without paying adequate or fair consideration to the Company's public shareholders.

        56.   The Buyout Transaction is the product of unfair dealing, and the price of $1.55 per share to be paid to Class members is unfair and so grossly inadequate as to constitute a gross breach of trust committed by Defendants against the public shareholders because, among other things:

  •
  the intrinsic value of the stock of the Company is materially in excess of $1.55 per share, giving due consideration to the prospects for growth and profitability of the Company in light of its business, earnings and earnings power, present and future;

  •
  the $1.55 per share price offers an inadequate premium to the public shareholders of the Company;

  •
  the buyout price of $1.55 per share in cash being offered to investors represents a below average premium of approximately 16.5% over the closing price of OpenTV's common stock on the date prior to the announcement of the Buyout Transaction, a premium that is significantly lower than the 35% premium offered. in the Kudelski Group's initial bid in February 2009; and

  •
  the buyout price is significantly below the premium paid in acquisitions of comparable businesses.

        57.   Mr. Kudelski, through KSA and KIC, controls OpenTV and, therefore, stands in a fiduciary relationship with the public, minority shareholders of the Company he controls. Therefore, Defendants have structured the Buyout Transaction in a way that breaches this fiduciary duty in that it is designed to improperly coerce the public shareholders into tendering their shares, despite the clearly inadequate price.

The Schedule TO Contains Materially Inadequate Information

        58.   Defendants have also breached their fiduciary duties to Plaintiff and the other members of the Class because the Offer to Purchase contains materially inadequate information concerning the Buyout Transaction in, among other things, the following respects.

        59.   In the Offer to Purchase, Defendants state that the Company projections provided to them by the Special Committee: (i) do not reflect the Company's actual performance since their preparation; (ii) do not reflect changes in the Company's business or changes in the economy in general since their preparation; and (iii) do not adequately reflect the Company's risks.

CLASS ACTION COMPLAINT

        60.   In addition, Defendants represent in the Offer to Purchase that:

  •
  that there is a material risk that some of the Company's customers will not be retained "if the Company does not take significant actions with respect to product strategy and research and development investment" While the Offer to Purchase provides Defendants' downward dollar adjustments to the projections based on the loss of customers, it does not disclose the basis for this statement or the amount of the adjustment or what significant action Defendants believe the Company needs to take that are not already being' considered and accounted for in the projections;

  •
  that revenue growth should not be assumed in future years from new customers, "when in fact the Company has been challenged to gain traction with new customers due to underinvestment in the evolution of its core technology." While the Offer to Purchase provides Defendants' downward dollar adjustments to the projections based on obtaining fewer new customers, it does not disclose the basis for this statement, especially in light of the Company's significant recent revenue growth and profitability, the amount of the adjustment, or what investments Defendants believe the Company needs to make that are not already being considered and accounted for in the projections; and

  •
  that the pricing assumptions in the projections are too aggressive in assuming minimal price erosion with many current customers. While the Offer to Purchase provides Defendants' adjustments to the projections based on less aggressive assumptions, it does not disclose the basis for this statement or the adjustments

        61.   The Offer to Purchase, therefore, contains insufficient information to allow OpenTV's public shareholders to make an informed decision as to whether to tender their shares in the Buyout Transaction.

        62.   Based on all the foregoing, the Buyout Transaction is coercive, does not disclose all material information, and thus, Defendants have breached their duty to offer fair consideration in proposed the Tender Offer.

        63.   Unless enjoined by this Court, Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the proposed Buyout Transaction, which will exclude the Class from its fair share of OpenTV's valuable assets and business, and/or benefit Defendants in the unfair manner complained of herein, all to the irreparable harm and detriment of the Class.

FIRST CAUSE OF ACTION
(For Breach of Fiduciary Duties Against Defendants)

        64.   Plaintiff repeats and realleges each allegation set forth herein.

        65.   By reason of the foregoing, Defendants, as controlling shareholders of OpenTV, violated fiduciary duties to Plaintiff and the Class by failing to offer a fair price to the Company's public shareholders in the Tender Offer.

        66.   This breach of fiduciary duty includes Defendants' attempt to obtain the remaining Class A stock of OpenTV that they did not own for grossly inadequate consideration. Defendants have engineered and timed the Buyout Transaction to attempt to freeze out OpenTV's public shareholders and to allow themselves to capture the benefits of OpenTV's promising future potential without paying adequate or fair consideration to the Company's public shareholders.

CLASS ACTION COMPLAINT

        67.   Defendants offer represents grossly inadequate consideration for OpenTV shareholders. But for Defendants' vast majority of voting shares, the Buyout Transaction would never be consummated.

        68.   Defendants further breached their fiduciary duties by, inter alia, putting their interests ahead of the interests of the Company and its shareholders.

        69.   Moreover, Defendants have violated their duties of good faith and loyalty by structuring the Buyout Transaction in a way that is unfair to Plaintiff and the Class in that it is designed to unfairly coerce Plaintiff and the Class to tender their shares, regardless of the merits of the Buyout Transaction. As described above, there is no minimum tender condition, pursuant to which the transaction could only be consummated if a majority of the unaffiliated OpenTV shareholders chose to tender their shares. Also, if Defendants acquire 90% or more of the Class A shares in the Buyout Transaction, Defendants have not indicated that they will acquire the remaining shares at the same or better consideration, thus leaving Plaintiff and the Class threatened with the prospect of holding illiquid and de-listed shares if they choose not to tender. Further, Defendants threaten that they will actively seek to have the OpenTV shares de-listed, rather than have the shares' listing continue after the Tender Offer expires.

        70.   Because of this coercion, Plaintiff and the members of the Class do not have a free choice whether or not to tender their shares.

        71.   By reason of the foregoing acts, practices and course of conduct, Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward OpenTV.

        72.   Defendants are engaging in self dealing, are not acting in good faith and have breached and are breaching their fiduciary duties to OpenTV.

        73.   As a result of Defendants' actions, Plaintiff and the Class have been and will be damaged.

        74.   Plaintiff and the other Class members are immediately threatened by the acts and transactions complained of herein will suffer irreparable harm unless Defendants are enjoined from breaching their fiduciary duties as set forth herein.

SECOND CAUSE OF ACTION
(For Breach of Duty of Candor)

        75.   Plaintiff repeats and realleges each allegation set forth herein.

        76.   The Schedule TO contains materially misleading statements and omissions. Without material and accurate information, OpenTV's public shareholders cannot make an informed judgment as to whether to tender their shares in the Buyout Transaction. Defendants have breached their duty to fully and faithfully disclose all material information in the Schedule TO concerning the Buyout Transaction.

        77.   Plaintiff and the Class have been and will be damaged in that they are not and will not receive full and fair information to allow them to make an informed decision as to whether or not to tender their shares and will be required to exchange their OpenTV shares for inadequate consideration based on the materially false and misleading statements and omissions in the Schedule TO.

CLASS ACTION COMPLAINT

THIRD CAUSE OF ACTION
(For Injunctive Relief)

        78.   Plaintiff repeats and realleges each allegation set forth herein.

        79.   By reason of the foregoing, Plaintiff and the other Class members will be irreparably harmed unless the Buyout Transaction is enjoined by this Court.

        80.   The harm that threatens Plaintiff and the other Class members outweighs the potential harm to Defendants if this Court grants an injunction. Defendants embarked on a self-interested Tender Offer that will benefit only themselves. The Buyout Transaction, as it is currently designed, is unfairly coercive and, therefore, Plaintiff and the members of the Class do not have a free choice as to whether or not to tender their shares. Thus, absent injunctive relief, they will be coerced into ceding their equity stake in OpenTV to Defendants, and its valuable assets for Defendants' own benefit at the expense of OpenTV's public shareholders. If this Buyout Transaction is completed through Defendants' coercion, Plaintiff and the other Class members will be deprived of their equity investment and the benefits thereof, including, inter alia, the expected growth in the Company's profitability, which they will be unable to recover if the Proposed Transaction is consummated. Moreover, the Schedule TO is materially false and misleading, denying Plaintiff and the Class full and fair information to allow them to make an informed decision as to whether or not to tender their shares.

        81.   Plaintiff and the other Class members are likely to succeed on the merits of their claims. The coercive Buyout Transaction that Defendants have orchestrated is so self-interested that they alone will stand to gain. This is in stark contrast to the fiduciary duties of care, loyalty to OpenTV's minority shareholders that Defendants are required to exercise as a majority shareholder and directors of the Company.

        82.   Plaintiff and the other members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

        WHEREFORE, Plaintiff demands judgment against Defendants, jointly and severally, as follows:

        (1)   an Order certifying this action as a class action and designating Plaintiff as class representative and the undersigned counsel as class counsel;

        (2)   enjoining preliminarily and permanently, the Buyout Transaction complained of herein;

        (3)   declaring that the Buyout Transaction is in breach of Defendants' fiduciary duties;

        (4)   requiring Defendants to fulfill their fiduciary duties of loyalty, care, and candor, as alleged herein;

        (5)   rescinding, to the extent implemented prior to the entry of this Court's final judgment, the Buyout Transaction complained of, or granting the Class rescissory damages;

        (6)   directing that Defendants account to Plaintiff and the other members of the Class for all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

CLASS ACTION COMPLAINT

        (7)   awarding Plaintiff and the Class appropriate compensatory damages;

        (8)   awarding Plaintiff the costs, expenses and disbursements of this action, including any reasonable attorneys' and experts' fees and expenses; and, if applicable, pre- and post-judgment interest; and

        (9)   awarding Plaintiff and the Class any other compensatory, equitable and declaratory relief as this Court deems just, equitable and proper.

JURY DEMAND

        Plaintiff demands a trial by jury on all claims so triable.

DATED: October 26, 2009	WOLF HALDENSTEIN ADLER FREEMAN & HERZ LLP
/s/ BETSY C. MANIFOLD BETSY C. MANIFOLD
FRANCIS M. GREGOREK BETSY C. MANIFOLD RACHELE R. RICKERT Symphony Towers 750 B Street, Suite 2770 San Diego, CA 92101 Telephone: 619/239-4599 Facsimile: 619/234-4599
Attorneys for Plaintiff

CLASS ACTION COMPLAINT

CIVIL COVER SHEET

JS 44 (Rev. 12/07) (cand rev 1-16-08)

The JS 44 civil cover sheet and the information contained herein neither replace nor supplement the filing and service of pleadings or other papers as required by law, except as provided by local rules of court. This form, approved by the Judicial Conference of the United States in September 1974, is required for the use of the Clerk of Court for the purpose of initiating the civil docket sheet. (SEE INSTRUCTIONS ON PAGE TWO OF THE FORM.)

I. (a) PLAINTIFFS	DEFENDANTS
JOSEPH WEISS	KUDELSKI SA, KUDELSKI INTERACTIVE CAYMAN, LTD., and ANDRE KUDELSKI

(b) County of Residence of First Listed Plaintiff Nassau County	County of Residence of First Listed Defendant
(EXCEPT IN U.S. PLAINTIFF CASES)	(IN U.S. PLAINTIFF CASES ONLY)
	NOTE:	IN LAND CONDEMNATION CASES, USE THE LOCATION OF THE LAND INVOLVED.
(c) Attorney's (Firm Name, Address, and Telephone Number)	Attorneys (If Known)
FRANCIS M. GREGOREK Wolf Haldenstein Adler Freeman & Herz LLP Symphony Towers, 750 B Street, Suite 2770 San Diego, CA 92101, 619-239-4599	JOHN C. DWYER Cooley Godward Kronish LLP Five Palo Alto Square, 3000 El Camino Real Palo Alto, CA 94306-2155, 650-843-5000

II. BASIS OF JURISDICTION				III. CITIZENSHIP OF PRINCIPAL PARTIES
(Place an "X" in One Box Only)				(For Diversity Cases Only)			(Place an "X" in One Box for Plaintiff and One Box for Defendant)
					PTF	DEF		PTF	DEF
☐ 1	U.S. Government Plaintiff	☐ 3	Federal Question (U.S. Government Not a Party)	Citizen of This State	☐ 1	☐ 1	Incorporated or Principal Place of Business In This State	☐ 4	☐ 4
☐ 2	U.S. Government Defendant	☒ 4	Diversity (Indicate Citizenship of Parties in Item III)	Citizen of Another State	☒ 2	☐ 2	Incorporated and Principal Place of Business In Another State	☐ 5	☐ 5
				Citizen or Subject of a Foreign Country	☐ 3	☒ 3	Foreign Nation	☐ 6	☐ 6

IV. NATURE OF SUIT (Place an "X" in One Box Only										)

CONTRACT		TORTS				FORFEITURE/PENALTY		BANKRUPTCY		OTHER STATUTES
☐ 110	Insurance	PERSONAL INJURY		PERSONAL INJURY		☐ 610	Agriculture	☐ 422	Appeal 28 USC 158	☐ 400	State Reapportionment
☐ 120	Marine	☐ 310	Airplane	☐ 362	Personal Injury—	☐ 620	Other Food & Drug	☐ 423	Withdrawal	☐ 410	Antitrust
☐ 130	Miller Act	☐ 315	Airplane Product		Med. Malpractice	☐ 625	Drug Related Seizure		28 USC 157	☐ 430	Banks and Banking
☐ 140	Negotiable Instrument		Liability	☐ 365	Personal Injury—		of Property 21 USC 881			☐ 450	Commerce
☐ 150	Recovery of Overpayment	☐ 320	Assault, Libel &		Product Liability	☐ 630	Liquor Laws	PROPERTY RIGHTS		☐ 460	Deportation
	& Enforcement of Judgment		Slander	☐ 368	Asbestos Personal	☐ 640	R.R. & Truck	☐ 820	Copyrights	☐ 470	Racketeer Influenced and
☐ 151	Medicare Act	☐ 330	Federal Employers'		Injury Product	☐ 650	Airline Regs.	☐ 830	Patent		Corrupt Organizations
☐ 152	Recovery of Defaulted		Liability		Liability	☐ 660	Occupational	☐ 840	Trademark	☐ 480	Consumer Credit
	Student Loans	☐ 340	Marine	PERSONAL PROPERTY			Safety/Health			☐ 490	Cable/Sat TV
	(Excl. Veterans)	☐ 345	Marine Product	☐ 370	Other Fraud	☐ 690	Other			☐ 810	Selective Service
☐ 153	Recovery of Overpayment		Liability	☐ 371	Truth in Lending	LABOR		SOCIAL SECURITY		☐ 850	Securities/Commodities/
	of Veteran's Benefits	☐ 350	Motor Vehicle	☐ 380	Other Personal						Exchange
☒ 160	Stockholders' Suits	☐ 355	Motor Vehicle		Property Damage	☐ 710	Fair Labor Standards	☐ 861	HIA (1395ff)	☐ 875	Customer Challenge
☐ 190	Other Contract		Product Liability	☐ 385	Property Damage		Act	☐ 862	Black Lung (923)		12 USC 3410
☐ 195	Contract Product Liability	☐ 360	Other Personal Injury		Product Liability	☐ 720	Labor/Mgmt. Relations	☐ 863	DIWC/DIWW (405(g))	☐ 890	Other Statutory Actions
☐ 196	Franchise					☐ 730	Labor/Mgmt. Reporting	☐ 864	SSID Title XVI	☐ 891	Agricultural Acts
				PRISONER			& Disclosure Act	☐ 865	RSI (405(g))	☐ 892	Economic Stabilization Act
REAL PROPERTY		CIVIL RIGHTS		PETITIONS		☐ 740	Railway Labor Act			☐ 893	Environmental Matters
☐ 210	Land Condemnation	☐ 441	Voting	☐ 510	Motions to Vacate	☐ 790	Other Labor Litigation			☐ 894	Energy Allocation Act
☐ 220	Foreclosure	☐ 442	Employment		Sentence	☐ 791	Empl. Ret. Inc.
☐ 230	Rent Lease & Ejectment	☐ 443	Housing/		Habeas Corpus:		Security Act	FEDERAL TAX SUITS		☐ 895	Freedom of Information Act
☐ 240	Torts to Land		Accommodations	☐ 530	General			☐ 870	Taxes (U.S. Plaintiff	☐ 900	Appeal of Fee
☐ 245	Tort Product Liability	☐ 444	Welfare	☐ 535	Death Penalty				or Defendant		Determination
☐ 290	All Other Real Property	☐ 445	Amer. w/Disabilities -	☐ 540	Mandamus & Other	IMMIGRATION		☐ 871	IRS—Third Party		Under Equal Access to Justice
			Employment	☐ 550	Civil Rights	☐ 462	Naturalization Application		26 USC 7609	☐ 950	Constitutionality of
		☐ 446	Amer. w/Disabilities -	☐ 555	Prison Condition	☐ 463	Habeas Corpus—				State Statutes
			Other				Alien Detainee
		☐ 440	Other Civil Rights			☐ 465	Other Immigration Actions

V. ORIGIN (Place an "X" in One Box Only)
☒ 1	Original Proceeding	☐ 2	Removed from State Court	☐ 3	Remanded from Appellate Court	☐ 4	Reinstated or Reopened	☐ 5	Transferred from another district (specify)	☐ 6	Multidistrict Litigation	☐ 7	Appeal to District Judge from Magistrate Judgment

VI. CAUSE OF ACTION	Cite the U.S. Civil Statute under which you are filing (Do not cite jurisdictional statutes unless diversity): 28 U.S.C. §1332 (a)(2)

Brief description of cause:
Breach of Fiduciary Duty; breach of duty of candor; injunctive relief

VII. REQUESTED IN COMPLAINT:	☒	CHECK IF THIS IS A CLASS ACTION UNDER F.R.C.P. 23	DEMAND $	CHECK YES only if demanded in complaint: JURY DEMAND: ☒ Yes ☐ No

VIII. RELATED CASE(S) IF ANY	PLEASE REFER TO CIVIL L.R. 3-12 CONCERNING REQUIREMENT TO FILE "NOTICE OF RELATED CASE". 3:09-cv-04896-MHP Honorable Marilyn H. Patel

IX. DIVISIONAL ASSIGNMENT (CIVIL L.R. 3-2) (PLACE AND "X" IN ONE BOX ONLY)	☒ SAN FRANCISCO/OAKLAND	☐ SAN JOSE

DATE	SIGNATURE OF ATTORNEY OF RECORD
10/23/09	[ILLEGIBLE]

QuickLinks

  Ex. (a)(5)(v)
UNITED STATES DISTRICT COURT FOR THE NORTHERN DISTRICT OF CALIFORNIA SAN FRANCISCO DIVISION
SUMMARY
THE PARTIES
JURISDICTION AND VENUE
CLASS ACTION ALLEGATIONS
FACTUAL ALLEGATIONS
FIRST CAUSE OF ACTION (For Breach of Fiduciary Duties Against Defendants)
SECOND CAUSE OF ACTION (For Breach of Duty of Candor)
THIRD CAUSE OF ACTION (For Injunctive Relief)
PRAYER FOR RELIEF
JURY DEMAND